

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2014

Via E-mail
Gunther Than
Chief Financial Officer
View Systems, Inc.
1550 Caton Center Drive, Suite E
Baltimore, Maryland 21227

Re: **View Systems, Inc.**
Amendment No. 2 to Registration Statement on Form S-1
Filed on July 3, 2014
File No. 333-194222

Dear Mr. Than:

We have reviewed your amended filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 20

1. We note your response to comment 3. To date, you have not filed the referenced post-effective amendment. Please advise.

Plan of Distribution, page 24

2. We note your response to comment 2; however you still refer on page 24 to the possibility that you "may also offer some or all of the Shares registered in this offering to our trade creditors and lenders to exchange for debts owed by the Company." Please revise your registration statement to provide the information required by Form S-4, or advise us why you believe no further revisions are necessary.

Executive Compensation, page 57

3.   Please remove the initial table under this section on page 57. The purpose of the table is not clear, and it appears to contradict information in the summary compensation table.

4.   We note your response to comment 4. In the summary compensation table, you show that in 2013, Mr. Than earned a bonus of $30,000 and had total compensation of $150,000. The 2013 salary column for Mr. Than shows no value but references footnote 4 which states that, of the $120,000 salary earned during 2013, the entire amount was accrued. Since Mr. Than earned a salary of $120,000 in 2013, please include this amount in the salary column. You may retain current footnote 4 to reflect that the amount was accrued but not paid. However, revise footnote 1 to the table. Footnote 1 states that you paid an aggregate of $150,000 to Mr. Than in 2013, which contradicts your disclosure in footnote 4 that Mr. Than's $120,000 salary was accrued.

5.   You disclose in footnote 1 to the table on page 57 that Mr. Miles was issued 1,166,667 shares of common stock at a per share price of $0.03. If the stock was issued as compensation, please revise the director compensation table to reflect it. Also include in the director compensation table footnote disclosure of the material terms of the 10 million stock options issued to Mr. Miles.

Security Ownership of Certain Beneficial Owners and Management, page 60

6.   We note your responses to comments 8 and 9. Please further revise the beneficial ownership table as follows:
  • Provide columns that disclose the number and percent of each class of stock that each beneficial holder owns before the offering;
  • Revise the heading of the last column to refer to the percent of total voting power before the offering;
  • Provide columns that disclose the number and percent of each class of stock that each beneficial holder owns after the offering assuming all 100 million shares are sold by the company;
  • Provide a column that shows the percent of total voting power of each beneficial owner after the offering assuming all 100 million shares are sold by the company.

Financial Statements, page 74

7.   Please revise your heading to the table of contents on page 74 to clarify that the financial statements are for the fiscal years ended December 31, 2013, and December 31, 2012 rather than the fiscal years ended December 31, 2012 and 2011.

Report of Independent Registered Public Accounting Firm, page 75

8.   Please remove the duplicative, unsigned auditor's report on page 75.

Exhibits and Financial Statement Schedules, page 99

9.   We note your response to comment 11. Please revise to file Exhibit 10.6 in its entirety. Likewise, we are unable to locate the marketing agreement with Mr. Miller as an exhibit to your filing. Please advise or revise.

Exhibit 5.1, Opinion re. Legality

10.   We note your response to comment 12. Please have counsel revise her opinion to include the correct filing date for the registration statement, February 27, 2014.

11.   In addition, please have counsel revise her reference in the first paragraph of her opinion to "the registration of a best efforts offering of an aggregate of 100,000,000 shares of common stock of the Company (the "Common Stock") under the 1933 Securities Act for resale at a per share price of $0.04 by the Company" (emphasis added). As currently written, this suggests that the company is reselling the shares it is offering.

You may contact Emily Drazen, Attorney-Advisor, at (202) 551-3208, or Kathleen Krebs, Special Counsel, at 202-551-3350, or me at (202) 551-3810, with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director